Exhibit 21.1

List of Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
Grade A Global Limited	British Virgin Islands
Witty Time Holdings Limited	British Virgin Islands
ManyMany Creations Limited	Hong Kong
Quantum Matrix Limited	Hong Kong